UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at May 13, 2009

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Russell E. Hallbauer
Director and Chief Executive Officer

Date: May 14, 2009

Print the name and title of the signing officer under his signature.

    1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.tasekomines.com

TASEKO ANNOUNCES STRENGTHENING FINANCIAL RESULTS ON
IMPROVING PRODUCTION PERFORMANCE

May 13, 2009, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE Amex: TGB) ("Taseko" or the "Company") reports the results for the three months ended March 31, 2009. This release should be read with the Company's Financial Statements and Management Discussion & Analysis, available at www.tasekomines.com and filed on www.sedar.com. Currency is Canadian dollars unless otherwise indicated.

For the quarter ended March 31, 2009, the Company reports an operating profit of $6.6 million and net earnings of $3.5 million or $0.02 per share. This compares to an operating loss of $40.5 million and a net loss of $39.6 million for the quarter ended December 31, 2008. Revenue for the quarter was $40.2 million from the sale of 18.5 million pounds of copper and 230,000 pounds of molybdenum at an average realized price of US$1.61 per pound for copper and US$8.38 per pound for molybdenum.

Russell Hallbauer, President and CEO of Taseko commented, "During the first quarter of 2009, our Gibraltar Mine management team continued on its rigorous cost cutting program and by the end of March we had reduced total site cash costs of production to US$0.85 per pound, down US$0.12 per pound from that achieved in January 2009. Our total cost structure, including off property costs of US$1.18 per pound clearly demonstrates our ability to operate Gibraltar through all phases of the copper cycle. While we are extremely pleased with these operating results, particularly as they relate to our ability to contain costs and operate the upgraded concentrator at design recovery rates for copper, mine management recognizes that further upside exists with improved recovery rates from our molybdenum circuit and increased reliability and throughput of the SAG mill. These two important operating metrics will be the focus of our attention now that winter is over and operating conditions have improved."

Mr. Hallbauer continued, "Copper prices averaged US$1.46 per pound in January, US$1.50 per pound in February and US$1.70 per pound in March. As a result of the increasing copper price, approximately 60% of our operating profit, or $4 million, was generated in March. With copper trading at over US$2.00 per pound since that time, we have initiated a copper hedge program to ensure we capitalize on this recent copper price strength, securing solid operating cash flows. From May to December, we have secured a minimum price of US$1.88 per pound for 50% of our production, approximately 30 million pounds. The zero-cost facility we have established also sets a maximum price of US$2.36 per pound; however, we will maintain upside potential on the 50% of our production that remains unhedged."

Mr. Hallbauer concluded, "In addition to the many initiatives taking place at Gibraltar, significant progress has been made on our Prosperity Gold-Copper Project. On March 16, 2009, the Environmental Assessment Report for Prosperity was filed with the BC Provincial Government. The report consists of 3,000 pages of expert opinion supported by scientific data, technical analysis and includes more than 10 years of examination in the areas of geography, ecology, sociology and archaeology. The review process must be completed by the Provincial Government within 180 days from the date the Environmental Assessment Report was filed."

Financial Results and Current Market Conditions

•     The average realized price of copper for the three months ending March 31, 2009 was US$1.61 per pound and US$8.38 per pound of molybdenum
•     Copper in concentrate sales for the quarter were 17.8 million pounds, copper in cathode sales were 0.7 million pounds.
•     Molybdenum in concentrate sales during the quarter were 230,000 pounds
•     In February 2009, a US$30 million term loan facility was completed with Credit Suisse to fund completion of key capital projects.
•     In April 2009, Taseko established a hedging program for approximately 50% of targeted copper production to the end of 2009.

Gibraltar Production

The following table is a summary of the operating statistics for the three months ended March 31, 2009 (Q1 - 2009) compared to the three months ended March 31, 2008 (Q2 - 2008).

	Three months ended March 31, 2009	Three months ended March 31, 2008
Total tons mined (millions)[1]	6.9	9.7
Tons of ore milled (millions)	3.2	2.2
Stripping ratio	1.0	3.2
Copper grade (%)	0.368	0.349
Molybdenum grade (%Mo)	0.010	0.009
Copper recovery (%)	82.3	81.0
Molybdenum recovery (%)	30.8	40.2
Copper production (millions lb) [2]	19.9	13.4
Molybdenum production (thousands lb)	187	176
Copper production costs, net of by-product credits[3], per lb of copper	US$0.90	US$1.48
Off property costs for transport, treatment (smelting & refining) & sales per lb of copper	US$0.28	US$0.44
Total cash costs of production[4] per lb of copper	US$1.18	US$1.92

Notes to table:
1 Total tons mined includes sulphide ore, oxide ore, low grade stockpile material, overburden, and waste rock which were moved from within pit limit to outside pit limit during the period.
2 2009 copper production includes 19.7 million lb in concentrate and 0.2 million lb in cathode.
2008 copper production includes 12.6 million lb in concentrate and 0.8 million lb in cathode.
3 By-product credit is based on pounds of molybdenum and ounces of silver sold.
4 Cash costs of production is a non-GAAP measure. This non-GAAP measure is intended to provide additional information to investor and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Cash costs of production is a common performance measure in the copper industry and includes direct cost of operations and related costs through to refined metal.

Tons mined during the three months ended March 31, 2009 decreased compared to the same period in 2008 as a result of implementation of the revised mine plan.

Copper in concentrate production during the three-month period ended March 31, 2009 was 19.7 million pounds, an increase from the 12.6 million pounds produced in the three-month period ended March 31, 2008.

Copper cathode production decreased from 0.8 million pounds in 2008 to 0.2 million pounds in 2009. The Solvent Extraction/Electrowinning plant was shutdown in February, March and April to reduce costs during cold weather months and to allow the oxide pads to recharge.

Cost of production during the quarter ended March 31, 2009 was US$1.18 per pound, a nearly 40% decrease in costs from the three months ending March 31, 2008, and the result of a number of factors. Over the past six months, management has successfully implemented cost reduction measures and a new two-year mine plan which includes a reduced strip ratio and operation of only the most cost effective mining equipment. In addition, the cumulative effects of new technology, increased recoveries and throughput from the Phase 1 expansion and upgrade to the mill, and reduced costs of consumables and purchased services such as steel, fuel and ocean freight, and effect of foreign exchange, have supported the significant drop in operating costs.

Gibraltar Expansion Project

Construction of the Phase 1 mill expansion was completed in February 2008. The ramp up to the rated processing capacity of 46,000 tons per day ("tpd") has been ongoing since completion of the construction phase with sustained periods of operation at the rated capacity becoming more frequent and of longer duration as mill operations personnel continue to refine the metallurgical performance relating to grind size at higher mill throughput rates and metal recovery. The improved performance is evidenced by the change in copper recovery from 73.2% in October 2008 to 83.3% in March 2009, a 14% increase.

The Phase 2 expansion program consists of modernizing and increasing the capacity of the regrind, cleaner flotation, and ancillary circuits along with installation of a two-stage tailings pumping system, designed to increase concentrator capacity from 46,000 to 55,000 tpd. Under the modified construction schedule established after a review of capital spending, the regrind mill and cleaner flotation circuits that are expected to substantially improve copper and molybdenum recoveries will be completed in the summer of 2009. Ramp up to 55,000 tpd will occur following completion of the rest of the Phase 2 program and completion of the in-pit crusher and conveyor.

Prosperity Project

Taseko holds a 100% interest in the Prosperity property, located 125 kilometers southwest of the City of Williams Lake. The property hosts a large porphyry gold-copper deposit amenable to open pit mining. In September 2007, the Company announced the positive results of a feasibility study for the Project.

The Ministry of Environment of British Colu mbia accepted Taseko's Environmental Assessment ("EA") report as complete in March 2009 and is moving forward under provisions of the Environmental Assessment Act with an Environmental Assessment Office ("EAO")-led review of this Project. The Canadian Environmental Assessment Agency and the B.C. EAO are collaborating on their respective federal and provincial environmental assessment processes in a coordinated manner. The Provincial EA review is mandated by law to be completed within 180 calendar days of March 16, 2009. Federal and provincial government decisions on proceeding with the Project will be made following completion of the Environmental Assessment process.

Near-Term Outlook

•    Forecasted production for 2009 is approximately 80 million pounds of copper and 800,000 pounds of molybdenum.
•   Total cash costs are expected to average US$1.15 per pound for 2009 as cost saving initiatives take full effect.
•   Prosperity Environmental Assessment approvals expected in October 2009

Additional details can be found in the Company's Financial Statements and Management Discussion and Analysis which are filed on www.sedar.com.

Taseko will host a conference call on Thursday, May 14, 2009 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. The conference call may be accessed by dialing (877) 879-6201, or (719) 325-4830 internationally. A live and archived audio webcast will also be available at www.tasekomines.com.

The conference call will be archived for later playback until May 21, 2009 and can be accessed by dialing (888) 203-1112 in Canada and the United States, or (719) 457-0820 internationally and using the passcode 3624601.

Contact: Brian Bergot, Investor Relations - 778-373-4545, toll free 1-800-667-2114

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include capital market conditions, commodities market prices, exploitation and exploration successes, lack of continuity of mineralization, completion of the mill upgrade on time estimated and at scheduled cost, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.